Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Conduct Quarterly Conference Call

Mississauga, Ontario (July 6, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, will release its quarterly results after the close of the North American financial markets on Wednesday, July 12, 2006. A conference call and audio web cast will be conducted on Wednesday, July 12, 2006 at 4:30 p.m. Eastern Time, during which management will provide a Company update on plans to advance the development of Celacade and discuss second quarter results.

Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

Audio Web Cast*	www.vasogen.com
Direct Dial	416-695-9753
Toll-free	1-888-789-0150

A re-broadcast of the conference call may be accessed by:

Audio Web Cast*	www.vasogen.com
Direct Dial	416-695-6030
Toll-free	1-866-578-1010 Pin code: 7109

*Windows Media Player required

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…page 2, July 6, 2006

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is being developed for the treatment of chronic heart failure. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing mortality and morbidity in patients with advanced heart failure. Full results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held from September 2 to 6 in Barcelona, Spain and at the 10th Annual Scientific Meeting of the Heart Failure Society of America being held in Seattle, Washington from September 10 to 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and upcoming conference call and web cast constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, statements on our future plans for Celacade and publication of results from the ACCLAIM trial, statements, concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Results disclosed are based on data analyzed to date and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risks Factors” section of our Annual Information Form and Form 40F for the year ended November 30, 2005 as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Numerical values indicating the statistical significance ("p-values") of results included in this press release are based on analyses that do not account for endpoint multiplicity, and therefore are for information only and are not intended to be used for any future regulatory submissions or in any future product labeling in jurisdictions where such uses are prohibited.